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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            COBRA GOLF INCORPORATED
                           (Name of Subject Company)

                            COBRA GOLF INCORPORATED
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  190907 10 5
                     (CUSIP Number of Class of Securities)

                               ROBERT K. BRUNING
                               1818 ASTON AVENUE
                           CARLSBAD, CALIFORNIA 92008
                                 (619) 929-0377
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                With a copy to:

NICK P. SAGGESE, ESQ.
JOSEPH J. GIUNTA, ESQ.                         EDWARD P. SMITH, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM           CHADBOURNE & PARKE LLP
300 SOUTH GRAND AVENUE                         30 ROCKEFELLER PLAZA
LOS ANGELES, CALIFORNIA 90071                  NEW YORK, NEW YORK 10112
(213) 687-5000                                 (212) 408-5100

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Cobra Golf Incorporated, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1818 Aston Avenue, Carlsbad, California 92008. The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This statement relates to a tender offer by HCAC, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of American Brands, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated December 22, 1995, to purchase all outstanding Shares at $36.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 18, 1995 (the "Merger Agreement"), among the Company, the Purchaser and the Parent. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation").

  Based on the information in the Schedule 14D-1, the principal executive offices of each of the Purchaser and Parent are located at 1700 East Putnam Avenue, Old Greenwich, Connecticut 06870-0811.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is described in the attached Schedule I or set forth below.

  Merger Agreement. A summary of the Merger Agreement is contained in Section 13 of the Offer to Purchase under the caption "The Merger Agreement; the Stock Option and Tender Agreement" and is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit c(1) hereto and is incorporated herein by reference.

  Stock Option and Tender Agreement. Simultaneously with the execution and delivery of the Merger Agreement, certain stockholders, all of whom are Company directors or their affiliates (collectively, the "Selling Stockholders"), have entered into a Stock Option and Tender Agreement, dated as of December 18, 1995 (the "Stock Option and Tender Agreement"), pursuant to which the Selling Stockholders have given Parent options to purchase, upon the terms and subject to the conditions set forth in the Stock Option and Tender Agreement, any and all Shares (i) beneficially owned by them as of December 18, 1995, representing in the aggregate approximately 26% of the outstanding Shares, and (ii) thereafter acquired by such Selling Stockholders (collectively, the "Subject Shares") at a purchase price of $36.00 per Share subject to adjustment if the Offer price is increased. The Stock Option and Tender Agreement further provides, among other things, that each Selling Stockholder will tender all of its Subject Shares in the Offer, and not withdraw them, except that the Selling Stockholders will be required to withdraw such Subject Shares under certain circumstances and, if such Subject Shares are withdrawn, to retender such Subject Shares if requested by Parent. If any Shares are purchased in the Offer the Subject Shares will be purchased either in the Offer or pursuant to the exercise of the options under the Stock Option and Tender Agreement. Pursuant to the Stock Option and Tender Agreement, the Selling Stockholders have also granted Parent, or any nominee of Parent, irrevocable proxies with respect to their Subject Shares to vote such Subject Shares on certain matters at any annual, special or adjourned meeting of stockholders of the Company or to execute a written consent with respect to such matters on their behalf in lieu of a meeting. Further information with respect to the Stock Option and Tender Agreement set forth in
Section 13 of the Offer to Purchase under the caption "Stock Option and Tender Agreement" is incorporated herein by reference.

  Stock Options. In connection with the Merger and pursuant to the terms of the Company's 1993 Stock Option Plan (the "Plan"), a copy of which is filed hereto as Exhibit c(9) and incorporated herein by reference, the Compensation/Stock Option Committee of the Company intends to exercise its discretion to terminate the Plan and all outstanding options as of the Effective Time (as defined below) of the Merger by delivering a notice of termination to each option holder, in which event all outstanding stock options under the Plan, whether or not such stock options would otherwise then be exercisable, will become immediately exercisable for the 20-day period following the date of such notice (or for such longer period as such committee may determine). Pursuant to the Merger Agreement, all stock options outstanding immediately prior to the time the Merger becomes effective (the "Effective Time") will be converted solely into the right to receive from the Company an amount in cash equal to the excess, if any, of $36.00 (or any other higher price per Share paid in the Offer) over the applicable exercise price per Share of such stock option, multiplied by the number of Shares subject to such stock option, subject to any required withholding of taxes.

  Executive Employment Agreements. In connection with the Merger, the Company has entered into employment/consulting/non-compete agreements with Gary E. Biszantz, Thomas L. Crow, Mark C. McClure and David A. Schaefer, which will be effective as of the Effective Time of the Merger. The Company also intends to enter into employment/consulting/non-compete agreements with certain vice-presidents of the Company. Copies of such Executive Employment Agreements and the form of the employment agreements expected to be entered into with certain vice-presidents of the Company are filed hereto as Exhibits c(3) through c(8), inclusive, and incorporated herein by reference. The material terms of such agreements are described below.

 Gary E. Biszantz

  Mr. Biszantz has entered into a five-year exclusive consulting non-compete agreement with the Company during which time Mr. Biszantz will be available as a consultant with respect to policy or strategic planning issues. Mr. Biszantz will receive $550,000 per year for such services. Mr. Biszantz will not participate in bonus plans, stock options or other benefits of the Company.

 Thomas L. Crow

  Mr. Crow has entered into a three-year employment arrangement with the Company pursuant to which he will receive an annual salary of $350,000. Mr. Crow will be recommended as Vice Chairman Emeritus of the Company. Mr. Crow will be eligible for medical and life insurance plans on the same terms and conditions as other similarly situated employees of the Company, but will not participate in bonus plans or stock options of the Company.

  If the Company terminates Mr. Crow for reasons other than disability or cause, or Mr. Crow terminates his employment for Good Reason (as defined in the agreement), Mr. Crow will receive two years' salary and coverage under medical and life insurance plans and will agree to an exclusive consulting non-compete arrangement for such period. The Company will have the option at the end of the severance period to enter into an exclusive consulting non-compete arrangement with Mr. Crow for up to three additional years during which time Mr. Crow will receive an annual payment of $200,000 and coverage under medical and life insurance plans.

  If Mr. Crow voluntarily terminates his employment, the Company will have the option to enter into an exclusive consulting non-compete arrangement with Mr. Crow for up to three years pursuant to which Mr. Crow will receive an annual consulting non-compete fee ranging from $100,000 (if Mr. Crow terminates his employment during the first year of employment) to $300,000 (if Mr. Crow terminates his employment during the third year of employment). If Mr. Crow continues in employment for the three-year term, the Company has the option at the end of such term to enter into an exclusive consulting non-compete arrangement with Mr. Crow for up to three years with an annual payment of $200,000. To the extent that any amount payable as severance pay under this agreement would result in the imposition of an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), such amounts shall be adjusted so as to prevent the imposition of such excise taxes.

 Mark C. McClure

  Mr. McClure has entered into a three-year employment arrangement with the Company, pursuant to which Mr. McClure will serve as President and Chief Executive Officer of the Company and will receive an annual salary of $350,000. The employment arrangement may be terminated by the Company after the first anniversary of the Closing Date (as defined in the Merger Agreement) but only upon two years' prior written notice.

  Mr. McClure will receive a stay bonus of $200,000, $100,000 of which will be payable if Mr. McClure continues in employment for 30 days after the Merger and $100,000 of which will be payable if Mr. McClure continues in employment through the first anniversary of the Merger. The stay bonus will also be payable if the Company terminates Mr. McClure's employment for reasons other than disability or cause or if Mr. McClure terminates his employment for Good Reason, as defined in the agreement, prior to the date such stay bonus would otherwise be payable.

  Mr. McClure will receive an annual incentive award for 1996 based on a target bonus of 50% of annual base salary with an opportunity to earn a maximum of 100% of annual base salary if operating company contribution (defined as the Company's operating profit exclusive of amortization of intangibles) falls within certain ranges. Mr. McClure will also be eligible to participate in an annual incentive compensation program in 1997 and 1998. In addition, Mr. McClure will be eligible to receive stock options under the American Brands, Inc. Long Term Incentive Plan and participate in a new three-year (1996 through 1998) long term incentive plan, which provides for the payment of a bonus in early 1999 based upon Company performance during the 1996 through 1998 performance period.

  If the Company terminates Mr. McClure's employment for reasons other than disability or cause or Mr. McClure terminates his employment for Good Reason, Mr. McClure will receive two years' salary, two times his target bonus for the year of termination (or, if greater, two times the bonus paid to Mr. McClure with respect to calendar year 1995), his target bonus for the year of termination prorated through the date of termination and continued coverage under medical and life insurance plans for two years and will agree to an exclusive consulting non-compete arrangement for the period during which such severance benefits are payable. If the Company terminates Mr. McClure's employment for reasons other than disability or cause or Mr. McClure terminates his employment for Good Reason prior to the first anniversary of the Merger, the severance period and multiplier would be three.

  If Mr. McClure voluntarily terminates his employment other than for Good Reason, the Company has the option to enter into an exclusive consulting non-compete arrangement with Mr. McClure for up to two years after termination of employment (unless Mr. McClure voluntarily terminates his employment prior to the first anniversary of the Merger, in which event, the Company has the option to enter into an exclusive consulting non-compete arrangement with Mr. McClure for up to three years) pursuant to which Mr. McClure will receive an annual consulting fee of $350,000 plus Mr. McClure's target bonus for the year of voluntary termination (or the amount of Mr. McClure's 1995 bonus if greater). To the extent that any amount payable as severance pay under this agreement would result in the imposition of an excise tax under Section 4999 of the Code, such amounts shall be adjusted so as to prevent the imposition of such excise taxes.

 David A. Schaefer

  Mr. Schaefer has entered into a three-year employment arrangement with the Company, pursuant to which Mr. Schaefer will serve as Senior Vice President and Chief Operating Officer of the Company and will receive an annual salary of $200,000. The employment arrangement may be terminated by the Company after the first anniversary of the Closing Date but only upon two years' prior written notice.

  Mr. Schaefer will receive a stay bonus of $100,000, $50,000 of which will be payable if Mr. Schaefer continues in employment for 30 days after the Merger and $50,000 of which will be payable if Mr. Schaefer continues in employment through the first anniversary of the Merger. The stay bonus will also be payable if the Company terminates Mr. Schaefer's employment for reasons other than disability or cause or if Mr. Schaefer terminates his employment for Good Reason, as defined in the agreement, prior to the date such stay bonus would otherwise be payable.

  Mr. Schaefer will receive an annual incentive award for 1996 based on a target bonus of 40% of annual base salary with an opportunity to earn a maximum of 100% of annual base salary if operating company contribution (defined as the Company's operating profit exclusive of amortization of intangibles) falls within certain ranges. Mr. Schaefer will also be eligible to participate in an annual incentive compensation program in 1997 and 1998. In addition, Mr. Schaefer will be eligible to receive stock options under the American Brands, Inc. Long Term Incentive Plan and participate in a new three-year (1996 through 1998) long term incentive plan, which provides for the payment of a bonus in early 1999 based upon Company performance during the 1996 through 1998 performance period.

  If the Company terminates Mr. Schaefer's employment for reason other than disability or cause orMr. Schaefer terminates his employment for Good Reason, Mr. Schaefer will receive two years' salary, two times his target bonus for the year of termination (or, if greater, two times the bonus paid to Mr. Schaefer with respect to calendar year 1995), his target bonus for the year of termination prorated through the date of termination and continued coverage under medical and life insurance plans for two years and will agree to an exclusive consulting non-compete arrangement for the period during which such severance benefits are payable. If the Company terminates Mr. Schaefer's employment for reasons other than disability or cause or Mr. Schaefer terminates his employment for Good Reason prior to the first anniversary of the Merger, the severance period and multiplier would be three.

  If Mr. Schaefer voluntarily terminates his employment other than for Good Reason, the Company has the option to enter into an exclusive consulting non-compete arrangement with Mr. Schaefer for up to two years after termination of his employment (unless Mr. Schaefer voluntarily terminates his employment prior to the first anniversary of the Merger, in which event, the Company has the option to enter into an exclusive consulting non-compete arrangement with Mr. Schaefer for up to three years) pursuant to which Mr. Schaefer will receive an annual consulting fee of $200,000 plus Mr. Schaefer's target bonus for the year of voluntary termination (or the amount of Mr. Schaefer's 1995 bonus if greater). To the extent that any amount payable as severance pay under this agreement would result in the imposition of an excise tax under
Section 4999 of the Code, such amounts shall be adjusted so as to prevent the imposition of such excise taxes.

 Thomas W. McGinnis and James S. Vincent

  Prior to the Effective Time, each of Messrs. McGinnis and Vincent is expected to enter into a two-year employment arrangement with the Company. Each executive will be eligible to receive a stay bonus of $75,000, $37,500 of which is payable if employment continues for 30 days after the Merger and $37,500 of which is payable if employment continues through the first anniversary of the Merger. The stay bonus will also be payable if the Company terminates his employment for reasons other than disability or cause or if the executive terminates his employment for Good Reason, as defined in the agreement, prior to the date such stay bonus would otherwise be payable.

  Messrs. McGinnis and Vincent will each receive an annual incentive award for 1996 based on targets of 35% of base annual salary with maximum bonus equal to 52.5% of base salary payable based on Company performance. In addition, Messrs. McGinnis and Vincent will be eligible to participate in an annual incentive compensation program in 1997 and 1998. Messrs. McGinnis and Vincent will be eligible to receive stock options under the American Brands, Inc. Long Term Incentive Plan and participate in a new three-year (1996-1998) long term incentive plan, which provides for the payment of a bonus in early 1999 based upon Company performance during the 1996 through 1998 performance period.

  Each agreement provides that if the Company terminates the executive's employment within two years of the Merger for reasons other than disability or cause or if the executive terminates his employment for Good Reason, the Company will pay such executive 12 months' salary, his target bonus for the year of termination, his target bonus for the year of termination prorated through the date of termination and will provide continued coverage under the medical and life insurance plans for one year. In addition, such executive will render exclusive consulting services to the Company during the period for which the executive is receiving severance payments under the agreement.

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  If the executive voluntarily terminates his employment, the Company has the option to enter into an exclusive consulting non-compete arrangement with the executive for 12 months with 12 months' salary.

 Other Vice Presidents

  Prior to the Effective Time, certain Vice Presidents of the Company are expected to enter into two-year employment arrangements with the Company. Pursuant to such agreements, such executives will receive a stay bonus of $50,000, $25,000 of which is payable if employment continues for 30 days after the Merger and $25,000 of which is payable if employment continues through the first anniversary of the Merger. The stay bonus will also be payable if the Company terminates employment for reasons other than disability or cause or if the executive terminates for Good Reason, as defined in the agreement, prior to the date such stay bonus would otherwise be payable.

  Each of the agreements is expected to provide that the executive will receive an annual incentive award for 1996 based on targets ranging from 30% to 45%, or 35% to 52.5% in the case of certain executives, of base annual salary paid according to Company performance. The executives will be eligible to participate in an annual incentive compensation program in 1997 and 1998. In addition, the executives will be eligible to receive stock options under the American Brands, Inc. Long Term Incentive Plan and participate in a new three-year (1996-1998) long term incentive plan, which provides for the payment of a bonus in early 1999 based upon Company performance during the 1996 through 1998 performance period.

  If the Company terminates the executive's employment within two years of the Merger for reasons other than disability or cause or if the executive terminates for Good Reason, the Company will pay such executive 12 months' salary, the target bonus for the year of termination, regardless of whether goals have been met, the target bonus for the year of termination prorated through the date of termination and continued coverage under the medical and life insurance plans for one year. In addition, such executive will render exclusive consulting services to the Company during the period for which the executive is receiving severance payments under the agreement.

  If a Vice President voluntarily terminates his employment, the Company has the option to enter into an exclusive consulting non-compete arrangement for 12 months with 12 months' salary.

  Confidentiality Agreement. Parent entered into a Confidentiality and Standstill Agreement, dated June 19, 1995 and supplemented on June 26, 1995 and November 6, 1995, with the Company (the "Confidentiality Agreement"), pursuant to which Parent has agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Company furnished to Parent by or on behalf of the Company. The Confidentiality Agreement also provides that for a period of two years from the date of such agreement, Parent will not seek, offer or propose to acquire more than 5% of the Shares or engage in certain other transactions without the Company's prior written consent. A copy of the Confidentiality Agreement is filed as Exhibit c(10) hereto and incorporated herein by reference.

  Estoppel Certificate. In the Merger Agreement, the Company has agreed to use its reasonable best efforts to obtain from certain owners and/or lessors of leased real property used by the Company an estoppel certificate with respect to certain matters, including certain environmental liabilities.

ACTUAL AND POTENTIAL CONFLICTS OF INTEREST

  Stock Option and Tender Agreement. See above for information relating to the Stock Option and Tender Agreement.

  Director Liability and Indemnification. Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a director or officer of a corporation (a) shall be indemnified by the corporation for all expenses of litigation or other legal proceedings when he is successful on the merits, (b) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of litigation (other than a derivative suit) even if he is not successful on the merits if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful), and
(c) may be indemnified by the corporation for expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification may be made in accordance with clause (c) if the director or officer is determined liable to the corporation, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification for expenses. The indemnification described in clauses (b) and (c) above shall be made only upon a determination, by (x) a majority vote of a quorum of disinterested directors, (y) independent legal counsel or (z) the stockholders, that indemnification is proper because the applicable standard of conduct is met. Expenses incurred by a director or officer in defending an action may be advanced by the corporation prior to the final disposition of such action upon receipt of an undertaking by the director or officer to repay the advance if it is ultimately determined that he is not entitled to be indemnified in connection with the proceeding to which the expenses relate.

  Section 102(b)(7) of the DGCL permits a corporation organized under Delaware law to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The certificate of incorporation of the Company includes the following provision relating to the elimination and limitation of personal liability of the Company's directors and indemnification for expenses and liabilities:

    A director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Corporation shall, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section and, as provided in said section, shall advance expenses, including reasonable attorneys' fees, of any and all such persons, and the indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

  The Company has obtained directors' and officers' liability insurance.

  The Merger Agreement provides that Parent will cause the Surviving Corporation to maintain without any reduction in scope or coverage the indemnification provisions for present and former officers and directors of the Company contained in the Company's certificate of incorporation in effect on the date thereof (and Parent acknowledges in the Merger Agreement that the Company's certificate of incorporation requires, to the fullest extent permitted by Section 145 of the DGCL, that the Company indemnify any and all persons whom it shall have the power to indemnify under said section and, as provided in said section, requires that the Company advance expenses incurred upon receipt of an undertaking required by said section). The Merger Agreement also provides that Parent cause the Surviving Corporation to maintain in effect until at least six years after the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company with respect to matters occurring prior to, and including, the Effective Time, provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous so long as such substitution does not result in any lapse in coverage, and provided that

Parent shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the annual premiums currently paid by the Company for such insurance. In the event Parent and the Surviving Corporation cannot maintain policies for such coverage for such annual premium amount, Parent and the Surviving Corporation will maintain as much coverage as is available for such amount. Parent will cause the Surviving Corporation to provide coverage under the directors' and officers' liability insurance policy maintained by Parent to directors and officers of the Company and its Subsidiaries to the same extent as provided to directors and officers of other operating companies of Parent with respect to matters occurring after the Effective Time.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

  The Board of Directors, by a unanimous vote of those members present, has determined that the Merger Agreement and the transactions contemplated thereby, including without limitation the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company, has approved the Merger Agreement and the transactions contemplated thereby, and recommends that the Company stockholders approve and adopt the Merger Agreement and accept the Offer and tender their Shares pursuant to the Offer.

  (B) BACKGROUND OF THE TRANSACTION.

  In 1993, prior to the Company's initial public offering, the Company had informal exploratory discussions with a number of potential strategic and financial buyers regarding the possibility of a business combination or acquisition transaction. In connection with such contacts, Acushnet Company, a wholly-owned subsidiary of Parent ("Acushnet"), and the Company had preliminary discussions concerning a possible business combination of the Company with the Titleist and Foot-Joy businesses of Acushnet. At the time no transaction developed with any party, and the Company decided to engage in an initial public offering which was consummated onSeptember 28, 1993.

  Beginning in the late spring and early summer of 1995, and periodically thereafter, a number of press reports appeared about market speculation as to potential business combination or acquisition transactions involving various companies in the golf industry, including speculation about whether the Company was an acquisition candidate. While there were informal contacts concerning this possibility with the Company and other parties, such contacts never advanced beyond the preliminary stage and the Company never received any proposal regarding any such potential transaction.

  In May 1995, Charles H. McGill, Vice President--Corporate Development of Parent, telephoned Gary E. Biszantz, Chairman of the Board of Directors of the Company, to discuss the possibility of a transaction with Parent. Mr. Biszantz said that the Company was not seeking to be acquired or enter into any business combination transaction and that any unsolicited contacts received by Parent had not been authorized by the Company, but that if a proposal were presented the Company might consider it.

  At meetings held June 1 and 2, 1995, in Carlsbad, California, Mr. McGill and Walter R. Uihlein, President and Chief Executive Officer of Acushnet, met with Mr. Biszantz and other members of senior management of the Company and had broad discussions about the Company's business and possible transactions.

  On June 19, 1995, Parent and the Company entered into the Confidentiality Agreement with respect to nonpublic information about the Company that might be made available to Parent to enable it to conduct due diligence regarding the Company to determine whether to make an acquisition proposal. At this time, the Company determined to retain special outside legal counsel to advise the Company's Board of Directors on its rights and obligations regarding the consideration of any indications of interest or proposals it might receive, as well as on certain strategic planning issues generally, and on June 26, 1995, Parent and the Company supplemented the Confidentiality Agreement to, among other things, provide for a two-year standstill arrangement pursuant to which no Shares could be purchased and no proposal could be made by Parent without the Company's consent.

  Initial due diligence meetings were conducted on June 26 and 27, 1995 in Denver, Colorado by Mr. McGill and other representatives of Parent with Mr. Biszantz and other officers of the Company. Thereafter,Mr. Uihlein had further discussions with Thomas L. Crow, Vice Chairman of the Company, and Parent also began its due diligence review. At the meetings, the parties discussed the synergies that could be realized in a possible combination of the two companies and the form of consideration that any possible transaction might involve. During those conversations, Parent's representatives indicated that Parent would only be interested in a transaction involving cash consideration. During the course of discussions, Parent's representatives further indicated that Parent would not be interested in participating in any auction or similar process with respect to the Company if one were to develop. Mr. Biszantz indicated that, while the Company was not seeking to be acquired or to enter into any business combination, and was not actively considering the purchase of any unit of Parent related to the Company's business, the Company would be willing to consider any reasonable proposal that Parent might choose to make.

  On July 25, 1995, the Company's Board of Directors, at a regularly scheduled meeting, discussed general corporate matters, including a discussion of the Audit Committee's review of the Company's financial statements (including budgets) and projections. At the meeting the Company's Board of Directors also discussed certain long-range planning issues, particularly involving consolidations in the golf industry which had been predicted and rumored by persons in the industry and others.

  At the meeting Mr. Biszantz briefly reported on the interest previously expressed by Parent. The directors discussed generally certain issues and insights on merger, acquisition and business combination issues and the directors' duties and responsibilities with respect to the consideration of such matters. The Company's Board of Directors also generally discussed whether to entertain the possibility of actively pursuing a sale of the Company. The general consensus of the members present was that, while the Company was not interested in actively seeking a strategic partner or buyer at that time, management should remain receptive to the receipt and consideration of any proposals that might arise and should continue to engage in exploratory discussions with any parties that expressed interest in a possible transaction with the Company. After the meeting Mr. Biszantz informally apprised individual directors of developments concerning such discussions and undertook to report to the Company's Board of Directors if and when any firm proposals for any such transaction materialized.

  The following week Mr. McGill contacted Mr. Biszantz to arrange another meeting between the parties. On August 2 and 3, 1995, Mr. McGill and John T. Ludes, President and Chief Operating Officer of Parent, met with Mr. Biszantz in Carlsbad, California, to discuss the possibility of a cash tender offer for the Shares. While a price range of $33 to $37 per Share was discussed, the parties understood that the discussions were preliminary and subject to the completion to the satisfaction of Parent of a due diligence review, the satisfactory resolution of other key matters, negotiation of an agreement and appropriate board approvals.

  On August 9, 1995, Mr. McGill telephoned Mr. Biszantz to arrange for additional due diligence sessions and to reaffirm Parent's interest in proceeding with a cash acquisition of the Company within the $33 to $37 price range. Mr. Biszantz stated that the Company had no interest in going forward with discussions at that time in the price range being considered.

  On August 21, 1995, Mr. Crow telephoned Mr. Uihlein and stated that the Company might consider a proposed transaction at a price range of $35 to $38 per Share if the parties were to resume discussions. Thereafter, Mr. Ludes telephoned Mr. Biszantz to indicate that a price range of $35 to $37 per Share was possible and invited the Company to meet with Parent's representatives to discuss the matter further. On August 24 and 25, 1995, Messrs. Biszantz and Crow and other members of the Company's management met in Old Greenwich, Connecticut, with Thomas C. Hays, Chairman and Chief Executive Officer of Parent, Messrs. Ludes, McGill and Uihlein and Robert S. Dubiel, Executive Vice President of Acushnet, to discuss the respective businesses of Acushnet and the Company.

  From September 5 through 7, 1995, various representatives of Parent and its financial advisors and legal counsel conducted a business and legal due diligence investigation of the Company at the offices of the Company's counsel in Los Angeles, California. Thereafter, various telephone discussions were held between representatives of Parent and the Company with respect to a possible acquisition price range for the Shares, and Parent continued its due diligence review of the Company.

  During the second week of September 1995, while Parent was still conducting its due diligence review and the parties were attempting to resolve the many open issues, in light of published rumors of a possible transaction between Parent and the Company and the trading price of the Shares exceeding the price ranges previously discussed, it was determined that there would be no further consideration of any possible transaction and discussions were terminated. In connection therewith on September 12, 1995, the Company's counsel requested the return of all confidential written material furnished to Parent and its representatives by or on behalf of the Company and such material was returned shortly thereafter.

  On October 25, 1995, the Company's Board of Directors held a regularly scheduled meeting in Tulsa, Oklahoma, at which, among other things, it reviewed the Company's results for the third quarter of fiscal 1995, the Company's projected fourth quarter financial information and the Company's revised projected 1996 financial information, together with related assumptions and methodology. While in Tulsa, Mr. Biszantz also informally discussed with individual directors the status of contacts with Parent and confirmed that management continued to be receptive to any expressions of interest or proposals that might be received from Parent or any other party.

  On October 26, 1995, to determine whether the Company might have an interest in resuming discussions, Gilbert L. Klemann, II, Senior Vice President and General Counsel of Parent, telephoned the Company's counsel to discuss the Company's interest in resuming negotiations and the possibility of Parent resuming its due diligence review. On October 28, 1995, Mr. McGill met with Mr. Biszantz in New York City to reinstitute discussions regarding a possible acquisition of the Company by Parent. On October 30, 1995, the Company engaged Lehman Brothers Inc. ("Lehman Brothers") to act as independent financial advisor to the Company. On the same day, Messrs. Ludes, Klemann and McGill had a telephone conference with counsel for the Company in which they outlined an extensive list of due diligence issues that needed to be addressed for meaningful discussions to proceed. On October 31, 1995, Parent provided the Company and its legal representatives with a draft Merger Agreement and draft Stock Option and Tender Agreement.

  Over the course of the next several weeks, various telephone discussions were held among representatives of Parent and its legal counsel and representatives of the Company and its legal counsel with respect to negotiations on the drafts of the Merger Agreement and the Stock Option and Tender Agreement and Parent's continuing due diligence investigation of the Company. On November 8, 1995, the Company's counsel provided comments to the drafts of the agreements circulated by Parent, and from November 8 through 11, 1995, Messrs. Ludes, McGill and Uihlein and other representatives of Parent met with Mark C. McClure, President and Chief Executive Officer of the Company, David A. Schaefer, Senior Vice President and Chief Operating Officer of the Company, and the Company's financial and legal advisors, and conducted further due diligence with respect to the Company. Parent's financial and legal advisors discussed valuation and other issues with respect to the Company at a meeting of the Board of Directors of Parent held on November 17, 1995.

  During the course of the negotiations, representatives of Parent and representatives of the Company held a number of discussions concerning due diligence issues and the importance to Parent of retaining certain key employees of the Company, including a meeting held in Palm Springs, California, on November 21, 1995, between Mr. Ludes and other representatives of Parent and Messrs. Crow, McClure and Schaefer.

  On November 22, 1995, Messrs. Klemann and McGill telephoned the Company's counsel and indicated that Parent was prepared to proceed with an acquisition of the Company at $35 per Share, subject to the completion of due diligence, the satisfactory resolution of several key open issues and the negotiation of definitive agreements. Parent also provided the Company and its representatives with revised drafts of the Merger Agreement and the Stock Option and Tender Agreement.

  On November 30, 1995, the Company's counsel, after conferring with Mr. Biszantz, advised Messrs. Klemann and McGill that, as a stockholder of the Company with approximately 9.5% of the outstanding Shares, Mr. Biszantz would neither be prepared to sell his Shares nor recommend a transaction to the Company's Board of Directors at that price. Discussions ended with Messrs. Klemann and McGill reaffirming that Parent could not offer any more than $35 per Share and that there were a number of significant diligence and other issues still unresolved.

  On December 2, 1995, Mr. Biszantz spoke with Mr. Uihlein by telephone and discussed the business prospects of the Company. Mr. Biszantz expressed his position concerning certain business and legal issues regarding the proposed transaction, including the valuation of the Company, and suggested that an offer price of at or near $37 per Share might be considered by the Company. Mr. Uihlein replied that these matters would be taken into consideration.

  On December 5, 1995, Messrs. Klemann and McGill spoke by telephone with the Company's counsel and discussed valuation issues, stating that Parent was still committed to a transaction at a price of $35 per Share. The following day, Mr. Klemann and the Company's counsel had further discussions concerning the impasse on the valuation issue, and the Company's counsel suggested that the parties' financial advisors meet to discuss the valuation issue. Mr. Klemann agreed provided that the Company and Parent simultaneously resume the due diligence process and endeavor to resolve several key open issues and that their respective counsel resume contract negotiations. On December 7, 1995, Messrs. Klemann and McGill had a further telephone call with the Company's counsel to identify some of the remaining open issues and thereafter the Company's counsel provided the Parent and its representatives with comments to the draft Merger Agreement and Stock Option and Tender Agreement. On December 12, 1995, Mr. Schaefer, Robert K. Bruning, Chief Financial Officer of the Company, and representatives of the Company's legal and financial advisors had a lengthy conference call with Messrs. Ludes, Klemann, McGill, Uihlein and other representatives of Parent and its financial advisor with respect to the remaining key business diligence issues.

  On December 13, 1995, Parent's and the Company's financial advisors met to discuss valuation issues. The following day, Mr. Hays telephoned Mr. Biszantz and indicated that Parent was prepared to raise the proposed offer price to $36 per Share, subject to the Company's management supporting the transaction, the satisfactory completion of due diligence and resolution of other key open issues and the negotiation of a definitive Merger Agreement and Stock Option and Tender Agreement. Mr. Biszantz stated that he would submit this proposal to the Company's Board of Directors for its consideration and thereafter Mr. Biszantz began to contact the members of the Board of Directors to apprise them of the most recent developments and to schedule a meeting to consider Parent's proposal. Subsequently, on December 16, 1995, Messrs. Hays and Biszantz had a further conversation with respect to the open issues that remained without reaching resolution thereon.

  On December 15 and 16, 1995, Messrs. Ludes and Uihlein met in Carlsbad, California, with Messrs. Biszantz, McClure, Crow and Schaefer for further discussions about the Company and its prospects. During that time, negotiations of the terms of the Merger Agreement and the Stock Option and Tender Agreement continued, including discussions with respect to an appropriate "fiduciary out" and a more limited termination fee provision than was requested by Parent as well as a minimum condition in the tender offer that at least a majority of the Shares not owned by the Company's directors or officers be tendered into the offer. Such minimum condition was requested by the Company's representatives in light of the significant percentage of Shares required by Parent to be subject to the Stock Option and Tender Agreement in order to ensure that the Company would have the right not to proceed with the transaction in the event that a majority of the non-director and officer stockholders did not tender into the Offer. The discussions ultimately culminated in the Company and Parent agreeing upon a form of definitive Merger Agreement and Stock Option and Tender Agreement.

  On the morning of December 17, 1995, eleven of the twelve members of the Company's Board of Directors met (with one director participating by telephone) to consider Parent's offer and the terms of the Merger Agreement, the Stock Option and Tender Agreement and the employment and consulting/non-compete agreements proposed for certain of the Company's officers. The terms of the proposed transaction were presented to and reviewed and discussed in detail by the Company's Board of Directors. The Company's legal advisors reviewed the duties of the Board of Directors, and Lehman Brothers, the Company's financial advisors, gave a detailed financial presentation regarding Parent's proposal and the Company's prospects and financial position. The directors who were not offered employment or consulting/non-compete agreements by Parent then met separately to discuss Parent's proposal. The Company's Board of Directors then took the proposed transaction under advisement and agreed to reconvene later that evening after having had an opportunity to review in greater detail the draft definitive agreements and the presentation by the Company's financial advisors.

  That evening the Company's Board of Directors reconvened and received the oral opinion of Lehman Brothers, later confirmed in writing, that, as of December 17, 1995, the $36.00 per Share cash consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view. In addition, the Company's legal advisors reviewed with the Company's Board of Directors the proposed resolutions, and responded to questions, regarding the proposed transaction. The Company's Board of Directors decided to proceed with the sale of the Company and to accept Parent's proposal, approving the Merger Agreement and the transactions contemplated thereby, including without limitation the acquisition of Shares pursuant to the Stock Option and Tender Agreement. The Company's Board of Directors also recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant thereto. All eleven directors present voted unanimously in favor of the foregoing matters. See "(c) Reasons for the Recommendation" below. Counsel to the parties then proceeded to finalize the various agreements.

  On the morning of December 18, 1995, the Merger Agreement and Stock Option and Tender Agreement were executed and the transaction was publicly announced that morning. The Purchaser commenced the Offer on December 22, 1995.

  (C) REASONS FOR THE RECOMMENDATION.

  In reaching its conclusions and recommendations described above, the Company's Board of Directors considered the following factors:

    (i) the terms and conditions of the Offer and the Merger Agreement;

    (ii) the financial condition, results of operations, business and prospects of the Company, and the risks related to whether the Company would be able to meet its projections, particularly in light of the increasingly competitive nature of the golf industry;

    (iii) the oral opinion of Lehman Brothers, which was later confirmed in a written opinion, dated December 18, 1995, to the effect that, as of the date of the opinion, the consideration to be offered to the Company's stockholders pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. The full text of Lehman Brothers' written opinion which sets forth the procedures followed, the factors considered and the assumptions made by Lehman Brothers is attached hereto and filed as Exhibit a(7) hereto and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF LEHMAN BROTHERS CAREFULLY AND IN ITS ENTIRETY;

    (iv) the trading history of the Shares since September 21, 1993, and a comparison of that trading history with those of other companies that were deemed relevant;

    (v) a comparison of the historical financial results and present financial condition of the Company with those of other companies that were deemed relevant;

    (vi) a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other transactions that were deemed relevant;

    (vii) the fact that the Merger Agreement, while prohibiting the Company from actively soliciting any competitive proposal, does permit the Company to furnish information concerning its business, properties or assets to, and enter into discussions or negotiations with, any third party that makes a bona fide unsolicited expression of interest, offer or proposal concerning any Competing Transaction (as such term is defined in the Merger Agreement); provided that the Company's Board of Directors, after consultation with its outside legal counsel, determines in good faith that the failure to so act would be inconsistent with its fiduciary duties;

    (viii) the representation of Parent and the Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger and the fact that the Offer is not subject to a financing condition;

    (ix) the scope and detail of the negotiating process that led to the finalization of the Merger Agreement;

    (x) the fact that Parent had indicated that it would not be willing to participate in any auction process and that, in management's view, an auction of the Company prior to a decision to sell the Company could cause harm to the Company and would cause significant disruption in existing operations;

    (xi) the provisions in the Merger Agreement that require the Company to pay to Parent a termination fee of $15 million and reimburse Parent for its documented out-of-pocket expenses not to exceed $4 million if the Merger Agreement is terminated under certain circumstances, which the Company's Board of Directors recognized would potentially foreclose competing offers at approximately the same price level as, or at slightly higher levels than, the Offer, but, based in part on the advice of the Company's financial advisors, was well within the range of termination fees payable in transactions of similar size and should not be a deterrent to competing offers at price levels somewhat higher than the Offer;

    (xii) the fact that Parent seemed highly motivated to complete the transaction, and that, despite long-time and wide-spread market speculation that the Company was an attractive acquisition candidate, no other parties had made any firm proposals seeking to acquire or engage in any business combination transaction with the Company; and

    (xiii) the fact that the Offer will have a minimum condition requiring the tender of at least a majority of (i) the outstanding Shares (determined on a fully diluted basis) not owned by the Company and (ii) the outstanding Shares (determined on a fully diluted basis) not owned by the Company's directors or officers, thereby providing an independent means for assessing the transaction for the Company's stockholders who will have no relationship with Parent following the consummation of the transaction.

  The Company's Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company's Board of Directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them.

  The Company's Board of Directors recognized that, while the consummation of the Offer gives the stockholders the opportunity to realize a significant premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

  It is expected that, if the Shares were not to be purchased by the Purchaser in accordance with the terms of the Offer or if the Merger were not to be consummated, the Company's current management, under the general direction of the Company's Board of Directors, will continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Lehman Brothers has been retained by the Company to act as independent financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to an engagement letter agreement dated October 30, 1995 (the "Engagement Letter"), Lehman Brothers agreed to render an opinion and a bring down opinion, if requested by the Company (collectively, the "Opinion"), with respect to the fairness or inadequacy, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in connection with the Offer and the Merger. Lehman Brothers also agreed to perform, if requested by the Company, additional financial advisory services in connection with the Offer and the Merger that are not traditionally rendered in connection with issuance of the Opinion. As compensation for services rendered by Lehman Brothers in connection with the Opinion, the Company agreed to pay Lehman Brothers a fee of approximately $1,000,000 on issuance of the Opinion. As compensation for any additional financial services rendered by Lehman Brothers pursuant to the Engagement Letter, Lehman Brothers and the Company agreed to negotiate in good faith to determine the appropriate fee based upon a variety of factors including the scope and complexity of such services, Lehman Brothers' role in transaction structuring and negotiating and the consummation of the Offer and the Merger. In light of Lehman Brothers' assistance in negotiating the terms of the Offer, including the final price terms for the Offer and the Merger, monitoring the Offer and responding to any inquiries which may be received and for their assistance in helping the Company's Board of Directors analyze certain other financial terms of the transaction (including the reasonableness of the termination fees proposed), the Company determined on December 22, 1995 to pay Lehman Brothers an additional fee of $1,300,000 (including all expenses) for such services. The Company has also agreed to indemnify Lehman Brothers against certain liabilities to which Lehman Brothers may become subject in connection with the rendering of services by Lehman Brothers under the Engagement Letter.

  Lehman Brothers has provided certain investment banking services to the Company from time to time, including acting as lead manager in the Company's initial public offering and as lead manager in a secondary offering of the Company's Shares, for which they have received customary compensation. In the ordinary course of its business, Lehman Brothers actively trades the equity securities of the Company and Parent for its own account and for the accounts of its customers and Lehman Brothers may, therefore, at any time hold a long or short position in such securities.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described above or in Item 3(b) or 4(b) above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  During the course of negotiations with Parent, the Company provided to Parent and its financial advisor certain non-public information relating to the Company's business plan for the years ending December 31, 1995 through 1998 prepared by the Company's management. A summary of certain projected financial information derived from the non-public information is included in
Section 8 of the Offer to Purchase under the caption "Certain Information Concerning the Company -- Certain Company Projections" and is incorporated herein by reference.

  The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
 NO.

Exhibit a(1) Offer to Purchase, dated December 22, 1995.*

Exhibit a(2) Letter of Transmittal.*

Exhibit a(3) Summary advertisement published in The Wall Street Journal on
             December 22, 1995.

Exhibit a(4) Press Release issued by the Company, dated December 18, 1995.

Exhibit a(5) Press Release issued by Parent, dated December 18, 1995.

Exhibit a(6) Letter to Stockholders of the Company dated December 22, 1995.*

Exhibit a(7) Opinion of Lehman Brothers, dated December 18, 1995.*

Exhibit c(1) Agreement and Plan of Merger, dated as of December 18, 1995, among the Company, HCAC, Inc. and Parent.

Exhibit c(2) Stock Option and Tender Agreement, dated as of December 18, 1995, among Parent and certain stockholders named therein.

Exhibit c(3) Consulting Non-compete Agreement between the Company and Gary E.
             Biszantz.

Exhibit c(4) Executive Employment Agreement between the Company and Thomas L.
             Crow.

Exhibit c(5) Executive Employment Agreement between the Company and Mark C.
             McClure.

Exhibit c(6) Executive Employment Agreement between the Company and David A.
             Schaefer.

Exhibit c(7) Form of Executive Employment Agreement proposed to be entered into between the Company and Thomas W. McGinnis and James S.
             Vincent.

Exhibit c(8) Form of Executive Employment Agreement proposed to be entered into between the Company and certain vice presidents.

Exhibit c(9) The Company 1993 Stock Option Plan.

Exhibit c(10) Confidentiality and Standstill Agreement, dated June 19, 1995 and supplemented on June 26, 1995 and November 6, 1995, between the Company and Parent.
--------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1995                  COBRA GOLF INCORPORATED

                                              /s/ Robert K. Bruning
                                          By __________________________________
                                            Name: Robert K. Bruning
                                            Title: Chief Financial Officer

                                                                     SCHEDULE I

                            COBRA GOLF INCORPORATED
                               1818 ASTON AVENUE
                          CARLSBAD, CALIFORNIA 92008

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

  This Information Statement is being mailed on or about December 22, 1995 as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about December 15, 1995. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to at least a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company, at the request of the Purchaser, to take all action necessary to cause the Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; The Purchaser Designees."

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 22, 1995. The Offer is scheduled to expire at 12:00 midnight, New York City time, on January 23, 1996 unless the Offer is extended.

  The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of December 19, 1995, there were 18,623,618 Shares outstanding. The Board of Directors currently consists of twelve members and there are currently no vacancies on the Board of Directors. Each director holds office until such director's successor is duly elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

  Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of a majority of (x) the outstanding Shares (determined on a fully diluted basis) and (y) the outstanding Shares (determined on a fully diluted basis) not owned beneficially or of record by the Company's directors or officers, the Purchaser will be entitled to designate such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Company's Board of Directors (which shall be reduced to 10 members) that equals the product of (i) 10 and (ii) the percentage that the number of Shares owned by the Purchaser and its affiliates (including Shares so purchased) bears to the total number of Shares outstanding. The Company has also agreed to use its reasonable best efforts to cause the Purchaser Designees to constitute the minimum number of directors necessary to constitute a simple majority of each committee of the Company's Board of Directors, the board of each subsidiary and each committee of each such board.

  Notwithstanding the Company's obligations outlined above, the Company's Board of Directors shall have at least three members who were directors on the date of the Merger Agreement and who are not officers or employees of the Company.

  The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule II to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. The Purchaser has informed the Company that each of the directors and executive officers listed in Schedule II to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule II to the Offer to Purchase is incorporated herein by reference.

  It is expected that the Purchaser Designees may assume office at any time following the Purchaser's acceptance for payment of, and payment for, Shares pursuant to the Offer, which purchase cannot be earlier than January 23, 1995, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a simple majority of the Board of Directors.

SECTION 16 COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than 10 percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Executive officers, directors and greater than 10-percent beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that during the Company's 1995 fiscal year all Section 16(a) filing requirements applicable to its executive officers, directors, and greater than 10-percent beneficial owners were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table and the notes thereto set forth information as of December 19, 1995, except as indicated in the accompanying notes, relating to beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of the equity securities of the Company by (i) each person known by the Company to own beneficially more than five-percent of the outstanding shares of the voting stock of the Company, (ii) each director, (iii) each of the executive officers named in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group:

                                                 NUMBER OF SHARES OF
                                                 COMMON STOCK OF THE
                                                 COMPANY BENEFICIALLY PERCENT OF
NAME OF BENEFICIAL OWNER                             OWNED (1)(2)     OWNERSHIP
------------------------                         -------------------- ----------
Gary E. Biszantz (3)**.........................       1,771,358           9.5%
Thomas L. Crow (4)**...........................       1,214,684           6.5%
George D. Bjurman & Associates (5).............       1,007,928           5.4%
 10100 Santa Monica Blvd., Suite 1200
 Los Angeles, CA 90067
Donald C. Sherman (6)..........................         774,778           4.2%
Greg J. Norman (7).............................         762,578           4.1%
Arthur B. Schultz (8)..........................         484,642           2.6%
Gary S. Vandeweghe (9).........................         484,642           2.6%
John L. Schroeder (10).........................         321,474           1.7%
Mark C. McClure (11)...........................         179,128             *
David A. Schaefer (12).........................          42,500             *
Thomas W. McGinnis (13)........................          22,000             *
Robert A. Lurie (14)...........................          12,826             *
Charles W. Elliott.............................           1,000             *
All directors and executive officers as a group
 (20 persons)
 (3)(4)(6)(7)(8)(9)(10)(11)(12)(13)(14)(15)....       6,171,310          33.1%

--------
 * Less than 1%.

** The address for these beneficial holders is Cobra Golf Incorporated, 1818
   Aston Avenue, Carlsbad, California 92008.

(1) The Shares are the only class of equity securities of the Company outstanding.

(2) Except as otherwise noted, all persons listed in the table have sole voting and investment power with respect to their Shares, subject to the rights of their spouses under applicable community property laws.

(3) Includes (i) 1,216,890 Shares owned by the Gary E. Biszantz Living Trust, of which Gary E. Biszantz is the sole Trustee, (ii) 252,468 Shares owned by the Biszantz Children's Trust, of which Mr. Biszantz is the sole Trustee, (iii) 300,000 Shares owned by the Gary E. Biszantz and Frances B. Biszantz Charitable Remainder Trust, of which Mr. Biszantz and Mrs. Biszantz are co-Trustees sharing voting and dispositive power, and (iv) 2,000 Shares owned directly by Gary E. Biszantz.

(4) Includes (i) 166,333 Shares owned by the Crow Community Property Trust, of which Thomas L. Crow and Carol Ann Crow, husband and wife, are co-Trustees sharing voting and dispositive power, (ii) 362,333 Shares owned by the three Thomas L. Crow Charitable Remainder Trusts, of which Mr. Crow and Mrs. Crow are co-Trustees sharing voting and dispositive power, (iii) 250,000 Shares owned by the Crow Family Limited Partnership, of which Mr. Crow is the General Partner and Mr. and Mrs. Crow share voting and dispositive power, and (iv) 436,018 Shares owned by the TLC/CGC Trust, of which James E. Moeller is trustee for the benefit of Mr. Crow.

(5) Based on a Schedule 13G dated as of December 31, 1994 filed by George D. Bjurman & Associates with the Commission which states that the shares are held with shared voting and dispositive power. The Schedule 13G discloses that Mr. George A. Bjurman and Mr. Owen T. Barry III may be deemed to be indirect beneficial owners of the equity securities held by the firm named in the table.

(6) Includes (i) 662,889 Shares owned by the Donald C. Sherman Living Trust, of whichDonald C. Sherman is the sole Trustee and (ii) 111,889 shares owned by the Starr Charitable Remainder Unitrust, of which Mr. Sherman and Diane Sherman, husband and wife, are co-Trustees.

(7) Includes (i) 37,981 Shares owned by the Norman Family Charitable Foundation Trust, of which Greg J. Norman, Laura Norman and Bessemer Trust Company of Florida are co-Trustees sharing voting and dispositive power and (ii) 62,500 Shares covered by stock options that are currently exercisable.

(8) Includes (i) 409,642 Shares owned by Arthur B. Schultz Living Trust, of which Arthur B. Schultz is the sole Trustee, (ii) 50,000 Shares owned by the Arthur B. Schultz Charitable Foundation, of which Mr. Schultz is the sole Trustee and (iii) 25,000 Shares owned by the Arthur B. Schultz Charitable Remainder Trust, of which Mr. Schultz is the sole Trustee.

(9) Includes (i) 338,352 Shares owned by the Vandeweghe Living Trust, of which Gary S. Vandeweghe and Barbara M. Vandeweghe, husband and wife, are co-Trustees sharing voting and dispositive power, (ii) 71,290 Shares owned by the TAV Trust for the benefit of Mr. and Mrs. Vandeweghe's children, of which Mr. and Mrs. Vandeweghe are co-Trustees sharing voting and dispositive power, (iii) 50,000 Shares owned by the Greenside Charitable Remainder Unitrust, of which Mr. and Mrs. Vandeweghe are co-Trustees sharing voting and dispositive power and (iv) 25,000 Shares owned by the Greenside Foundation of which Mr. and Mrs. Vandeweghe and their children are co-Trustees sharing voting power.

(10) Includes (i) 298,782 Shares owned by The John L. Schroeder and Kathleen
     A. Schroeder Living Trust, of which John L. Schroeder is the sole Trustee, (ii) 15,192 Shares owned by the John L. Schroeder and Kathleen
     A. Schroeder Charitable Remainder Trust, of which Mr. Schroeder is the sole Trustee, (iii) 2,500 Shares held by Mr. Schroeder as custodian for his daughter, Jennifer Kelly Schroeder, (iv) 2,500 Shares held by Mr. Schroeder as custodian for his daughter, Molly Elizabeth Schroeder and
     (v) 2,500 Shares owned by Mr. Schroeder as the sole Trustee under Declaration of Trust dated 12/13/93.

(11) Includes (i) 129,128 Shares beneficially owned by Mark C. McClure which are owned by a trust of which Mr. McClure and Doren E. McClure, husband and wife, are co-Trustees sharing voting and dispositive power and (ii) 50,000 Shares covered by stock options that are currently exercisable.

(12) Includes 37,500 Shares covered by stock options that are currently exercisable.

(13) Includes 20,000 Shares covered by stock options that are currently exercisable.

(14) Includes 7,500 Shares covered by stock options that are currently exercisable.

(15) Includes 87,000 Shares covered by stock options that are currently exercisable.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The name, principal occupation, business experience and age of each director and named executive officer and his or her term of office and period of previous service as a director (where applicable) of the Company are set forth below. There are no family relationships among any of the named individuals, and no individual was selected as a director pursuant to any arrangement or understanding with any other person.

                                                                                          YEARS
                                                                                         WITH THE
          NAME           AGE                      POSITION(S) HELD                       COMPANY
          ----           ---                      ----------------                       --------
Gary E. Biszantz (1)....  61 Chairman of the Board and Director                             17
Thomas L. Crow (1)......  64 Vice Chairman, Chief Designer and Director                     17
Mark C. McClure (1).....  45 President, Chief Executive Officer and Director                16
David A. Schaefer (1)...  36 Senior Vice President, Chief Operating Officer and Director     5
Gary S. Vandeweghe
 (1)(2).................  56 Secretary and Director                                         17
John L. Schroeder (2)...  50 Director                                                       17
Arthur B. Schultz (3)...  69 Director                                                       11
Donald C. Sherman (2)...  62 Director                                                        9
Robert A. Lurie (3).....  66 Director                                                        3
Greg J. Norman..........  40 Director                                                        4
Charles W. Elliott
 (2)(3).................  63 Director                                                        1
Ogden M. Phipps (2).....  55 Director                                                        1

--------
(1) Member of Executive Committee
(2) Member of Compensation/Stock Option Committee
(3) Member of Audit Committee

  Gary E. Biszantz was one of the principal founders and organizers of the Company in 1978 and has been a director of the Company since its organization. He has served as Chairman of the Board of Directors and has provided strategic planning and general management services to the Company pursuant to an agreement between the Company and Biszantz Consulting, Inc. since the Company was incorporated.

  Thomas L. Crow has been an executive officer and director of the Company since its formation in 1978 and served as its President until May 1993. Mr. Crow was a director of Precision Golf Forging, a golf equipment manufacturer in Australia, before immigrating to America in 1973. He is a former Australian Amateur golf champion and has been active in golf club design for over 20 years.

  Mark C. McClure has been the Company's Chief Executive Officer since April 1990, its President since May 1993 and a director since July 1993. Mr. McClure joined the Company in 1979 and previously served as National Sales Manager and, from 1988 until April 1990, as the Company's Vice President--Sales.

  David A. Schaefer has served as Senior Vice President and Chief Operating Officer since October 1994 and as a director since July 1993. Mr. Schaefer joined the Company in February 1990 and served as its Chief Financial Officer from that time until May 1995. Prior to joining the Company, Mr. Schaefer was a Senior Manager, Entrepreneurial Services, Audit Division for the accounting firm of Ernst & Young LLP and had a total of nine years of service with that firm.

  Gary S. Vandeweghe has been Secretary and a director of the Company since its formation in 1978. Mr. Vandeweghe is an attorney in private practice with the firm of Rankin, Luckhardt, Vandeweghe, Landsness & Lahde in San Jose, California, and has served as counsel to the Company since its formation. Mr. Vandeweghe currently serves as a director of the San Jose National Bank, SJNB Financial Corp., Krause's Furniture, Inc., and the Northern California Golf Association.

  John L. Schroeder, a private investor, has been a director since 1978. He was a professional golfer on the PGA Tour from 1969 through 1982 and the Director of Golf at the Rancho Santa Fe Farms Golf Club from 1988 through April 1994.

  Arthur B. Schultz, a certified public accountant and private investor, has been a director of the Company since 1984. Mr. Schultz has served since 1983 as Secretary, Treasurer and a director of Penta Engineering Corp. and of Aqua Measure Instrument Co. (AMICO), both of which are involved in electronics engineering, manufacturing and distribution.

  Donald C. Sherman, a private investor, has been a director of the Company since 1986.

  Robert A. Lurie is President of The Lurie Company, a San Francisco and Chicago-based real estate investment company. Mr. Lurie, until January 1993, was the owner of the San Francisco Giants professional baseball team and has been a director of the Company since 1992. He is currently a director of Par Business Systems, Inc., which is involved in the sale of hardware and software for tee time reservation management.

  Greg J. Norman, a two-time British Open Champion and one of golf's premier touring professionals, has been a director since August 1994.

  Charles W. Elliott has been a director of the Company since July 1995. Mr. Elliot currently serves as Senior Advisor to the President of Western Michigan University. Mr. Elliott recently retired from the Kellogg Company (1987-1995) as Executive Vice President--Administration and Chief Financial Officer. Previously, he held various executive positions during his 30-year career (1957-1987) with Price Waterhouse LLP. He currently serves as a director of the Kellogg Company, Stanhome, Inc. and Steelcase Financial Services, Inc. He is also Chairman of the Board of the Ambassador Fund.

  Ogden M. Phipps has been a director of the Company since July 1995. Until 1994, Mr. Phipps served as Chairman of the Board of the Bessemer Group, Inc., Bessemer Securities Corporation, Bessemer Trust Company and Bessemer Trust Company N.A. Mr. Phipps currently serves as a director of several Bessemer Group companies, the Overhead Door Corporation and the Stant Corporation.

LEGAL PROCEEDING

  There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Shares, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

BOARD MEETINGS AND COMMITTEES

  The Company's Board of Directors held seven meetings in 1994. The Board of Directors has a standing Executive Committee, Audit Committee and, Compensation/Stock Option Committee.

  The function of the Executive Committee is generally to review the strategic business direction of the Company. The Executive Committee did not formally meet during 1994.

  As directed by the Board of Directors, the functions of the Audit Committee include (a) annually recommending to the Board of Directors independent auditors; (b) reviewing the scope of audits made by the independent auditors;
(c) receiving and reviewing reports submitted by the independent auditors and taking such action in respect of such reports as the Audit Committee may deem appropriate; (d) reviewing all major accounting policy matters; and (e) making recommendations to the Board of Directors with respect to auditing policies and procedures and the scope and extent of audits. During 1994, the Audit Committee held three meetings.

  The functions of the Compensation/Stock Option Committee generally are to determine and oversee the Company's policies with respect to the compensation and benefits of the employees, including the executive officers, of the Company. In addition, the Compensation/Stock Option Committee administers the Company's 1993 Stock Option Plan. During 1994, the Compensation/Stock Option Committee held nine meetings.

  Mr. Lurie attended fewer than 75 percent of the aggregate of (1) the total number of meetings of the Board of Directors held during the period for which he was a director and (2) the total number of meetings held by all committees of the Board of Directors on which he served (during the period that he served).

               COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY COMPENSATION TABLE

  Information is set forth below concerning the compensation received by the Company's Chief Executive Officer and the other four most highly compensated executive officers ("Named Executive Officers") of the Company during the fiscal years ended December 31, 1994, 1993 and 1992.

                          SUMMARY COMPENSATION TABLE

                                                    LONG-TERM
                                                   COMPENSATION
                                                 ----------------
                           ANNUAL COMPENSATION        AWARDS
                          ---------------------- ----------------
                                                    SECURITIES
                                                    UNDERLYING       ALL OTHER
   NAME AND PRINCIPAL           SALARY   BONUS   OPTIONS/SARS (1) COMPENSATION (2)
       POSITIONS          YEAR   ($)      ($)          (#)              ($)
   ------------------     ---- -------- -------- ---------------- ----------------
Mark C. McClure (3).....  1994 $300,000 $249,000         --            $1,000
 President and Chief      1993  240,000  169,600     200,000            1,000
  Executive Officer       1992  200,000  120,000         --             1,000

Gary E. Biszantz (3)(4).  1994  480,000  369,000         --               --
 Chairman of the Board    1993  480,000   84,800         --               --
                          1992  420,000   90,000         --               --

Thomas L. Crow (3)......  1994  300,000  249,000         --               --
 Vice Chairman and Chief  1993  300,000   56,500         --               --
  Designer                1992  260,000   65,000         --               --

David A. Schaefer (3)...  1994  150,000  139,000         --             1,000
 Senior Vice President,   1993  120,000   70,650     150,000            1,000
  Chief Operating         1992  100,000   50,000         --             1,000
  Officer and Chief
  Financial Officer (5)

Thomas W. McGinnis (3)..  1994  135,000   70,000         --             1,000
 Vice President--Sales    1993  110,000   42,400      80,000            1,000
  Operations              1992  100,000   25,000         --             1,000

--------
(1) Amounts reflect the effect of the Company's two-for-one stock split in September 1994.

(2) The amounts disclosed in this column reflect the Company's contributions under its 401(k) Savings Plan.

(3) During the fiscal year ending 1995 the Company expects to pay salaries of $350,000, $550,000, $350,000, $175,000 and $150,000 and bonuses of
    $325,000, $480,000, $320,000, $175,000 and $80,000 to Messrs. McClure,
    Biszantz, Crow, Schaefer and McGinnis, respectively.

(4) The amounts paid to Mr. Biszantz were paid as consulting fees to his wholly owned corporation, Biszantz Consulting, Inc., for his full-time consulting services to the Company.

(5) In May 1995 the Board of Directors of the Company approved Mr. Schaefer's new title of Senior Vice President and Chief Operating Officer.

AGGREGATED OPTION EXERCISES IN FISCAL 1994 AND VALUE OF OPTIONS AT END OF FISCAL 1994

  The following table sets forth information with respect to the exercise of options during the fiscal year ended December 31, 1994 by each of the named executive officers, options held at the end of the fiscal year and the value of the Named Executive Officers' unexercised options at the end of the fiscal year.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUE

                                                    NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS/
                                                     OPTIONS/SAR(S) AT           SARS AT FISCAL
                                                     FISCAL YEAR-END(#)          YEAR-END($)(1)
                                                   ----------------------   -------------------------
                           SHARES
                         ACQUIRED ON    VALUE
          NAME           EXERCISE(#) REALIZED($) EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
          ----           ----------- ----------- -------------------------  -------------------------
Mark C. McClure.........      --           --          50,000       150,000    1,262,500    3,787,500
Gary E. Biszantz........      --           --             --            --           --           --
Thomas L. Crow..........      --           --             --            --           --           --
David A. Schaefer.......   37,500      935,625            --        112,500          --     2,840,625
Thomas W. McGinnis......   20,000      548,897            --         60,000          --     1,515,000

--------
(1) The closing price of the Shares on December 31, 1994 as reported on The Nasdaq Stock Market was $35.75 per share.

EMPLOYMENT AGREEMENTS

  Mr. Biszantz renders full-time management services to the Company and serves as Chairman under a Consulting Agreement with his wholly owned corporation, Biszantz Consulting, Inc. The Consulting Agreement has been in effect since 1981 and has been renewed annually. Under the current renewal, effective April 1, 1995, Mr. Biszantz receives $45,833.33 per month for his services. In addition, if Mr. Biszantz' Consulting Agreement terminates for any reason other than his death or permanent disability, Mr. Biszantz has agreed to provide full-time exclusive consulting services to the Company for two years and part-time exclusive consulting services to the Company for the next three years, for which he is entitled to receive $300,000 per year during such five-year period.

  Mr. Crow serves as the Company's Vice Chairman and Chief Designer under an Employment Agreement. The Employment Agreement has been in effect since 1978, and has been renewed annually. Mr. Crow may terminate the agreement upon ninety days written notice to the Company, and the Company may terminate the agreement for good cause. Under the current renewal, effective April 1, 1995, Mr. Crow receives $29,166.67 per month for his services. In addition, if Mr. Crow's Employment Agreement terminates for any reason other than his death or permanent disability, Mr. Crow has agreed to provide full-time exclusive consulting services to the Company for two years and part-time exclusive consulting services to the Company for the next three years, for which he is entitled to receive $200,000 per year during such five-year period.

  The Company has also entered into employment agreements with Messrs. McClure and Schaefer. These agreements provide for salaries for the year commencing January 1, 1995 of $350,000 for Mr. McClure and $175,000 for Mr. Schaefer, plus bonuses or increases as the Board of Directors shall determine. Each agreement is for a three-year term expiring June 30, 1997, and is automatically extended each year for an additional year unless either party provides written notice to the contrary. Mr. McClure and Mr. Schaefer each has agreed to devote all of his working time and effort exclusively and to the best of his ability to the Company during the employment period.

  If the Merger is consummated, the above-described employment agreements will be superseded by the employment agreements described in Item 3 of the Schedule 14D-9.

COMPENSATION OF DIRECTORS

  The Company pays Directors' fees of $5,000 per year and a merchandise allowance of up to $3,500 per year to the eight outside directors. Directors who are also employees or consultants receive no additional compensation as directors.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During the period from January 1, 1994 through December 31, 1994, the executive compensation program of the Company was administered by the Compensation/Stock Option Committee of the Board of Directors, with Mr. Sherman as its Chairman and Mr. Schroeder and Mr. Vandeweghe as its other members. Mr. Vandeweghe was appointed to the Compensation/Stock Option Committee on January 26, 1994. During the period from January 1, 1994 through December 31, 1994, Messrs. Sherman, Schroeder and Vandeweghe were partners of the partnership from which the Company leased its corporate headquarters, were tenants in common of the entity which owns the graphite manufacturing facility leased by the Company and were partners of the partnership with which the Company entered into a lease in December 1994 for assembly, research and development and administrative offices space. In addition, Messrs. Sherman and Vandeweghe were partners of the partnership from which the Company leased warehouse, distribution and manufacturing space in February 1994.

  Transactions Involving Corporate Headquarters in Carlsbad, California. The Company leases its 70,000 square foot administrative, research and development and manufacturing facility in Carlsbad, California from Cobra-Blackmore, a California general partnership ("Cobra-Blackmore"). The lease is for a period of 15 years, beginning July 1, 1991 and ending June 30, 2006, at a current monthly rental payment of approximately $50,000. The rent is to be increased annually by a percentage equal to the annual increase in the consumer price index, not to exceed an annual increase of 6%. Rent is also subject to adjustment, at Cobra-Blackmore's option, in the sixth and 11th years of the lease term if the fair market rental value of the premises, as determined by Cobra-Blackmore or, if the Company does not concur, by arbitration under the provisions of the American Arbitration Association, is greater than the rent as otherwise adjusted. The Company has the obligation to maintain the property, provide insurance coverage on the property and its business, pay all real property and personal property taxes and utilities, and pay all other operating expenses. Seven of the eight general partners of Cobra-Blackmore-- Mr. Biszantz (as Trustee), Mr. Crow (as Trustee), Mr. Schultz, Mr. Vandeweghe (as Trustee), Mr. Schroeder (as Trustee), Mr. Sherman (as Trustee) and GWS Holdings, Inc. (an affiliate of Mr. Norman)--are stockholders, or affiliates of stockholders, and/or officers or directors of the Company. In 1994 and 1995, the Company's rental payments to Cobra-Blackmore totalled approximately $589,000 and will total approximately $599,000, respectively.

  Transactions Involving the Company's Graphite Shaft Manufacturing Facility. The Company leases its 53,000 square foot graphite shaft manufacturing facility in Carlsbad, California near the Company's corporate headquarters, from Cobra Golf Associates ("Cobra Golf Associates"), a group of tenants in common. The tenants in common of Cobra Golf Associates--Mr. Biszantz (as Trustee), Ralph V. Biszantz, Mr. Crow and Mrs. Crow (as Trustees), Mr. Schultz, Mr. Vandeweghe and Mrs. Vandeweghe (as Trustees), Mr. Schroeder and Mrs. Schroeder (as Trustees), Mr. Sherman (as Trustee), Mr. McClure and Mrs. McClure (as Trustees),Mr. Schaefer and GWS Holdings, Inc. (an affiliate of Mr. Norman)-- are all stockholders, or affiliates of stockholders, and/or officers or directors of the Company. The lease is for a period of 15 years, beginning February 1, 1993 and ending January 31, 2008, at a current monthly rent payment of $27,000. The rent is to be increased annually by a percentage equal to the annual increase in the consumer price index, not to exceed an annual increase of 6%, and not less than a 2.5% increase over the monthly rental base rate. Rent is also subject to adjustment, at Cobra Golf Associates' option, in the sixth and 11th years of the lease term if the fair market rental value of the premises, as determined by Cobra Golf Associates or, if the Company does not concur, by arbitration as the parties shall agree or under the provisions of the American Arbitration Association, is greater than the rent as otherwise adjusted. The Company has the obligation to maintain the property, provide insurance coverage on the property and its business, pay all real property and personal property taxes and utilities, and pay all other operating expenses. In 1994 and 1995, the Company's rental payments to Cobra Golf Associates totalled approximately $307,000 and will total approximately $322,000, respectively.

  Transactions Involving the Company's Warehouse and Distribution Facility. In February 1994, the Company entered into a lease for a 51,000 square foot warehouse, distribution and manufacturing facility in Carlsbad, California from Ridgecrest Properties, R and B Properties and Hindry West Development, all California limited partnerships (collectively, the "Ridgecrest Partnerships"). The lease is for a period of five years, beginning April 1, 1994 and ending March 31, 1999, at a current monthly rental payment of approximately $22,000. In addition, the Company has the option to extend the lease for a five-year period. The rent is to be increased annually by a percentage equal to the annual increase in the consumer price index, not to exceed an annual increase of 6%. Rent may also be subject to adjustment, at the Lessor's option, at the beginning of the sixth year of the lease term if the fair market rental value of the premises, as determined by the Lessor or, if the Company does not concur, by arbitration under the provisions of the American Arbitration Association, is greater than the rent as otherwise adjusted. The Company has the obligation to maintain the property, provide insurance coverage on the property and its business, pay all real property and personal property taxes and utilities, and pay all other operating expenses. Mr. Vandeweghe and Mrs. Vandeweghe (as Trustees) and Mr. Sherman (as Trustee) are stockholders, or affiliates of stockholders, and/or officers or directors of the Company, and are limited partners collectively owning approximately 7.1% of the Ridgecrest Partnerships. In 1994 and 1995, the Company's rental payments to Ridgecrest Partnerships totalled approximately $198,000 and will total approximately $267,000, respectively.

  Transactions Involving the Company's Assembly, Research and Development and Administrative Offices Facility. In December 1994, the Company entered into a lease for a 57,000 square foot assembly, research and development and administrative offices facility in Carlsbad, California from Blackmore Parkview Associates, a California limited partnership ("Blackmore Parkview"). The lease is for a period of 15 years, beginning May 1, 1995 and ending April 30, 2010, with an initial monthly rental payment of approximately $33,000. In addition, the Company has the option to extend the lease for a five-year period. The rent is to be increased annually by a percentage equal to the annual increase in the consumer price index, not to exceed an annual increase of 6%. Rent may also be subject to adjustment, at the Lessor's option, at the beginning of the seventh year of the lease term if the fair market rental value of the premises, as determined by the Lessor or, if the Company does not concur, by arbitration under the provisions of the American Arbitration Association, is greater than the rent as otherwise adjusted. The Company has the obligation to maintain the property, provide insurance coverage on the property and its business, pay all real property and personal property taxes and utilities, and pay all other operating expenses. Mr. Biszantz (as Trustee), Mr. Crow (as Trustee), Mr. Schultz (as Trustee), Mr. Vandeweghe and Mrs. Vandeweghe (as Trustees), Mr. Schroeder (as Trustee), Mr. Sherman (as Trustee), Mr. McClure and Mrs. McClure (as Trustees) and the Robert A. Lurie Revocable Trust are all stockholders, or affiliates of stockholders, and/or officers or directors of the Company, and are limited partners collectively owning approximately 29.7% of Blackmore Parkview. In 1995, the Company's rental payments to Blackmore Parkview Associates will total approximately $197,000.

  With respect to certain transactions between Mr. Norman and certain of his affiliates and the Company, see "Certain Transactions" immediately below.

                             CERTAIN TRANSACTIONS

  Agreements with Mr. Norman and Great White Shark Enterprises, Inc. Effective January 1, 1995, the Company entered into a new seven-year representation and licensing agreement with Great White Shark Enterprises, Inc. ("Great White Shark") and its controlling stockholder, Mr. Norman. This agreement replaced the representation and licensing agreement between the Company and Great White Shark dated January 1, 1992 (the "Old Agreement"). Pursuant to this agreement, Mr. Norman agreed to endorse exclusively the Company's golf clubs and to use Cobra Golf bags, head covers and other accessories, and to refrain from endorsing other golf equipment. The agreement also requires Mr. Norman to compete in a minimum number of televised professional golf tournaments each year, as well as certain prominent golf events held worldwide, and to participate in the national PGA show and the Company's annual sales meeting each year, to the extent not inconsistent with his professional tour golf schedule. The agreement further confers an exclusive license upon the Company to use Greg Norman's name and likeness in connection with the advertisement, promotion and sale of Cobra Golf products throughout the world. In return, the Company is to pay Mr. Norman $10.5 million over the term of the agreement, reimburse him for certain expenses and provide him with certain golf clubs and supplies. Mr. Norman qualifies for performance bonuses of $100,000 each by winning any of the four "major" golf tournaments (the U.S. Open, the British Open, the PGA Championship or the Masters) during the term of the agreement. In 1994 and 1995, the Company paid Great White Shark $900,000 and will pay $2,400,000, respectively, pursuant to this agreement and the Old Agreement.

  Effective July 1, 1992, the Company entered into an Exclusive Manufacturing, Licensing and Distribution Agreement appointing Great White Shark (Pty) Limited, known as Cobra Golf Australia Pty. Limited ("Cobra Golf Australia"), an Australian corporation 50% of which is owned by Mr. Norman, as its exclusive licensee for the assembly, marketing and sales of the Company's golf clubs and accessories in Australia, New Zealand, Papua New Guinea and the South Pacific Islands. Under the terms of the agreement, Cobra Golf Australia is entitled on an exclusive basis to use the Company's designs, proprietary know-how and trademarks to assemble clubs of the Company's design and sell them within Cobra Golf Australia's territory. Cobra Golf Australia may also design clubs which, if approved by the Company, may be sold under the Company's trademark. Cobra Golf Australia is required to buy from the Company components manufactured by Cobra, including principally graphite shafts, and Cobra Golf Australia is entitled to obtain the other necessary components from the Company's own suppliers, generally on the same terms as extended to the Company. In addition to revenues generated through the sale by it of components to Cobra Golf Australia, the Company is to receive royalties equal to 10.0% of the net sales revenues of Cobra Golf Australia from the sale of the first $1 million of the Company's clubs each year, 7.5% of the next $1 million of the Company's clubs each year, and 5.0% of all sales of the Company's clubs in excess of $2 million each year. Cobra Golf Australia is also required to pay royalties equal to 5% of its FOB cost for all of the Company's golf accessories bearing the Company's trademark, other than the Company's golf clubs. Cobra Golf Australia is committed to the payment of minimum annual royalty payments during the remaining term of the agreement in the amount of $250,000. In 1994 and 1995, the Company received payments amounting to $345,000 and will receive payments amounting to $333,000, respectively, under the agreement.

  Cobra Golf Australia's appointment as an exclusive licensee of the Company's products remains in effect for a term of ten years, through June 30, 2002, and shall automatically be renewed for up to two successive five-year periods on the same basis, unless either party serves at least three months' advance written notification of termination upon the other upon expiration of the then current term. However, the Company does not have the right to terminate the agreement, and it shall automatically renew as set forth above, unless Cobra Golf Australia, during the last year of the agreement's then current term, has not made royalty payments to the Company which equal or exceed the then current minimum royalty requirement.